GREAT BASIN GOLD LTD.
CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED
DECEMBER 31, 2004, 2003, and 2002

(Expressed in Canadian Dollars, unless otherwise stated)

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Great Basin Gold Ltd.

We have audited the accompanying consolidated balance sheets of Great Basin Gold Ltd. as of December 31, 2004 and 2003 and the consolidated statements of operations, deficit and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our audit opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Great Basin Gold Ltd. as of December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

As discussed in note 3(o) to the consolidated financial statements, the Company changed its method of accounting for asset retirement obligations in 2004.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 10 to the consolidated financial statements.

KPMG LLP (signed)

Chartered Accountants

Vancouver, Canada

February 25, 2005

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative

GREAT BASIN GOLD LTD.
Consolidated Balance Sheets
(Expressed in Canadian dollars)

	As at December 31
	2004	2003

Assets

Current assets
Cash and equivalents	$17,199,548	$21,195,145
Amounts receivable (note 7)	242,498	766,866
Investments (note 5(c))	271,000	–
Prepaid expenses	126,175	89,674
	17,839,221	22,051,685

Reclamation deposits (note 5(a))	64,668	81,434
Mineral property interests (note 5)	98,630,000	30,668,093

	$116,533,889	$52,801,212

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities (note 7)	$752,166	$818,176

Future income taxes (note 8)	18,997,000	–

Shareholders' equity
Share capital (note 6)	143,341,453	105,492,718
Warrants (note 6(d))	11,360,000	295,000
Contributed surplus (note 6(h))	4,531,055	2,076,366
Deficit	(62,447,785)	(55,881,048)
	96,784,723	51,983,036
Nature of operations (note 1)
Commitments (note 5)
Contingencies (note 5(a))
Subsequent events (notes 5(b), 5(c) and 6(d))

	$116,533,889	$52,801,212

See accompanying notes to the consolidated financial statements

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Jeffrey R. Mason

Ronald W. Thiessen	Jeffrey R. Mason
Director	Director

GREAT BASIN GOLD LTD.
Consolidated Statements of Operations
(Expressed in Canadian dollars)

	Years ended December 31
	2004	2003	2002

Expenses
Accounting, audit and legal	$282,257	$272,795	$275,954
Conference and travel	207,195	325,504	189,000
Corporate capital taxes	–	6,821	34,779
Depreciation	–	–	3,336
Exploration (schedule)	7,691,396	7,927,618	3,235,637
Financial advisory and finders' fees	106,360	146,578	464,000
Foreign exchange	(3,114,370)	532,041	(96,846)
Interest and other	(506,330)	(935,760)	(147,474)
Office and administration	893,194	877,156	889,494
Shareholder communications	232,389	754,029	240,702
Stock-based compensation - exploration (note 6(c))	754,066	786,233	134,748
Stock-based compensation - operations and administration (note 6(c))	1,719,288	1,345,506	239,879
Trust and filing	226,159	203,912	55,880
Loss before the following	(8,491,604)	(12,242,433)	(5,519,089)
Future income tax recovery	1,924,867	–	–
Recovery of accounts receivable previously written off	–	366,500	–
Gain on sale of investments (note 5(a))	–	4,379,426	–
Loss for the year	$(6,566,737)	$(7,496,507)	$(5,519,089)

Basic and diluted loss per share	$(0.08)	$(0.12)	$(0.13)

Weighted average number of common shares outstanding	85,370,853	60,061,869	43,785,007

Consolidated Statements of Deficit
(Expressed in Canadian dollars)

	Years ended December 31
	2004	2003	2002
Deficit, beginning of year	$(55,881,048)	$(48,384,541)	$(42,865,452)
Loss for the year	(6,566,737)	(7,496,507)	(5,519,089)

Deficit, end of the year	$(62,447,785)	$(55,881,048)	$(48,384,541)

See accompanying notes to the consolidated financial statements

GREAT BASIN GOLD LTD.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	Years ended December 31
	2004	2003	2002
Cash provided by (used for):

Operating activities
Loss for the year	$(6,566,737)	$(7,496,507)	$(5,519,089)
Items not involving cash
Depreciation	–	–	3,336
Stock-based compensation expense	2,473,354	2,131,739	374,627
Unrealized foreign exchange gain	(2,758,234)	–	–
Future income tax recovery	(1,924,867)	–	–
Warrants received for property option agreement (note 5(c))	(271,000)	–	–
Changes in non-cash operating working capital
Amounts receivable	524,368	(581,231)	(142,978)
Prepaid expenses	(36,501)	580,949	325,258
Accounts payable and accrued liabilities	(66,010)	(1,370,666)	2,163,349
	(8,625,627)	(6,735,716)	(2,795,497)
Investing activities
Short-term investments	–	–	5,046,267
Reclamation deposits	–	(73,934)	–
Mineral property acquisition costs	(125,040)	(8,789,742)	(1)
	(125,040)	(8,863,676)	5,046,266
Financing activities
Common shares issued for cash, net of issue costs	4,755,070	22,304,900	10,804,403
Increase (decrease) in cash and equivalents	(3,995,597)	6,705,508	13,055,172
Cash and equivalents, beginning of year	21,195,145	14,489,637	1,434,465

Cash and equivalents, end of year	$17,199,548	$21,195,145	$14,489,637

Supplementary information
Taxes paid	$–	$–	$2,779
Non-cash financing and investing activities
Shares issued for property option agreement (note 5(b))	$32,780,000	$13,800,000	$–
Warrants issued for property option agreement (note 5)	$11,360,000	$2,200,000	$295,000
Warrants received for mineral property option agreement	$271,000	$–	$1,933,000
Fair value of stock options transferred to share capital on options
exercised from contributed surplus	$239,915	$430,000	$–
Increase in mineral property for future income taxes	$23,696,867	$–	$–

See accompanying notes to the consolidated financial statements

GREAT BASIN GOLD LTD.
Consolidated Schedules of Exploration Expenses
(Expressed in Canadian Dollars)

	Burnstone	Ivanhoe	Other	Total
Exploration expenses during 2004
Assays and analysis	$199,979	$22,046	$3,414	$225,439
Drilling	4,368,621	133,946	–	4,502,567
Engineering	625,221	76,174	–	701,395
Environmental, socio-economic and land	84,237	39,210	–	123,447
Geological	1,208,134	83,253	34,998	1,326,385
Graphics	43,483	11,024	5,919	60,426
Property fees and exploration option payments	85,839	258,716	54,758	399,313
Site activities	286,888	62,950	3,995	353,833
Transportation	206,527	51,727	11,337	269,591
Proceeds on option agreements	–	–	(271,000)	(271,000)
	7,108,929	739,046	(156,579)	7,691,396
Stock-based compensation (note 6(c))	671,776	71,257	11,033	754,066
Incurred during 2004	7,780,705	810,303	(145,546)	8,445,462
Cumulative expenditures, December 31, 2003	10,738,956	22,098,348	(27,900)	32,809,404
Cumulative expenditures, December 31, 2004	$18,519,661	$22,908,651	$(173,446)	$41,254,866

Exploration expenses during 2003
Assays and analysis	$183,350	$2,746	$–	$186,096
Drilling	4,920,811	5,317	–	4,926,128
Engineering	463,576	27,413	–	490,989
Environmental, socio-economic and land	17,235	86,836	–	104,071
Geological	1,308,197	63,159	–	1,371,356
Graphics	36,944	3,435	–	40,379
Property fees and exploration option payments	19,374	263,292	1,454	284,120
Site activities	269,496	39,696	495	309,687
Transportation	193,958	20,834	–	214,792
	7,412,941	512,728	1,949	7,927,618
Stock-based compensation (note 6(c))	735,189	50,851	193	786,233
Incurred during 2003	8,148,130	563,579	2,142	8,713,851
Cumulative expenditures, December 31, 2002	2,590,826	21,534,769	(30,042)	24,095,553
Cumulative expenditures, December 31, 2003	$10,738,956	$22,098,348	$(27,900)	$32,809,404

Exploration expenses during 2002
Assays and analysis	$215	$897	$–	$1,112
Drilling	–	4,241	–	4,241
Engineering	156,603	90,086	–	246,689
Environmental, socio-economic and land fees	14,464	314,108	537	329,109
Equipment rentals and leases	1,609	7,469	–	9,078
Exploration option payments	2,094,760	–	–	2,094,760
Exploration option payments received	–	–	(50,000)	(50,000)
Geological	189,292	125,741	–	315,033
Graphics	3,033	32,516	–	35,549
Reclamation	–	83,288	–	83,288
Site activities	46,963	78,096	–	125,059
Transportation	13,926	27,793	–	41,719
	2,520,865	764,235	(49,463)	3,235,637
Stock-based compensation (note 6(c))	69,961	64,787	–	134,748
Incurred during 2002	2,590,826	829,022	(49,463)	3,370,385
Cumulative expenditures, December 31, 2001	–	20,705,747	19,421	20,725,168
Cumulative expenditures, December 31, 2002	$2,590,826	$21,534,769	$(30,042)	$24,095,553

See accompanying notes to the consolidated financial statements

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002
(Expressed in Canadian Dollars)

1.	Nature of operations

Great Basin Gold Ltd. ("Great Basin" or the "Company") was incorporated under the laws of the Province of British Columbia and its principal business activity is the exploration of mineral property interests. The Company’s principal mineral property interests are the Ivanhoe Property located in Nevada, United States of America, and the Burnstone Gold Property located in the Republic of South Africa (note 5).

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain economically recoverable mineral reserves. The underlying value and the recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, and future profitable production or proceeds from the disposition of the mineral property interests.

2.	Basis of presentation and principles of consolidation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The results of applying measurement accounting principles generally accepted in the United States are set out in note 10.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany balances and transactions have been eliminated.

3.	Significant accounting policies

(a)	Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of acquisition, that are readily convertible to known amounts of cash.

(b)	Short-term investments

Short-term investments include highly liquid investments with terms to maturity of three to twelve months when purchased. Short-term investments are carried at the lower of cost plus accrued interest and quoted fair market value.

(c)	Reclamation deposits

Reclamation deposits are recorded at cost.

(d)	Investments

Investments capable of reasonably prompt liquidation are carried at the lower of cost and quoted market value. Investments where the Company has the ability to exercise significant influence are accounted for on the equity basis where the investment is initially recorded at cost and subsequently adjusted for the Company’s share of the income or loss and capital transactions of the investee, less provision, if any, for permanent impairment in value.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002
(Expressed in Canadian Dollars)

(e)	Equipment

Equipment is stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over three to five years, which represents the estimated useful lives of the related equipment. Depreciation on equipment used directly on exploration projects is included in exploration expenses until the related property is placed into production.

(f)	Mineral property interests

Exploration expenses incurred prior to determination of the feasibility of mining operations, periodic option payments and administrative expenditures are expensed as incurred.

Mineral property acquisition costs and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations are capitalized until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. Mineral property acquisition costs include the cash consideration and the fair value of common shares and warrants issued for mineral property interests, pursuant to the terms of the relevant agreement. These costs are amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned, or when an impairment in value has been determined to have occurred.

(g)	Share capital

The Company records proceeds from share issuances net of issue costs. Shares issued for consideration other than cash are valued at the quoted market price on the date the agreement to issue the shares was reached.

(h)	Foreign currency translation

All of the Company’s foreign operations are considered integrated.

Monetary assets and liabilities of the Company and its integrated foreign operations are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except depreciation, are translated at the average exchange rates for the period. Depreciation is translated at the same exchange rate as the assets to which it relates. Gains or losses on translation are recorded in the statement of operations.

(i)	Loss per common share

Basic loss per common share is calculated by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the year. For all years presented, loss available to common shareholders equals the reported loss.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002
(Expressed in Canadian Dollars)

Diluted loss per common share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the year. In the Company's case, diluted loss per share is the same as basic loss per share as the effect of the outstanding options and warrants would be anti-dilutive.

(j)	Fair value of financial instruments

The carrying amounts of cash and equivalents, amounts receivable, reclamation deposits, and accounts payable and accrued liabilities approximate fair values due to their short term nature. The fair value of investments at December 31, 2004 is estimated to be $226,000.

Fair value estimates are made at the date of issuance, and at the balance sheet date, based on relevant market information and information about the financial instruments.

(k)	Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to impairment of mineral property interests, determination of reclamation obligations and assumptions used in determining the fair value of non-cash stock-based compensation and warrants. Actual results could differ from these estimates.

(l)	Segment disclosures

The Company operates in a single segment, being exploration of mineral properties within the geographic areas disclosed in note 9. Other than exploration expenses and mineral property acquisition costs, which are disclosed in the schedule of exploration expenses and in note 5 respectively, substantially all of the Company’s net expenses are incurred in Canada.

(m)	Stock-based compensation

The Company has a share option plan which is described in note 6(c). The Company records all stock-based payments granted on or after January 1, 2003 using the fair value method. In 2002, the Company accounted for stock-based compensation to employees by the settlement method whereby no compensation expense was recorded for options granted at the quoted market value and consideration received on exercise of stock options was recorded as share capital. Options granted to non-employees in 2002 were accounted for using the fair value method. Prior to 2002, all stock-based compensation was accounted for using the settlement method.

Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable and are charged to operations over the vesting period. The offset is credited to contributed surplus. Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002
(Expressed in Canadian Dollars)

(n)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of existing assets and liabilities on the balance sheet and their corresponding tax values, generally using the substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future income tax assets also result from unused loss carry forwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(o)	Asset retirement obligations

During the year ended December 31, 2004, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3110 "Asset Retirement Obligations" ("HB 3110"). This new standard recognizes statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the discounting of the underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

Prior to the adoption of HB 3110, the Company had accounted for reclamation and closure costs by accruing an amount associated with the retirement of tangible long-lived assets as a charge to operations over the life of the asset.

The Company adopted HB 3110 retroactively with a restatement of prior periods presented, however, the adoption of HB 3110 resulted in no changes to amounts previously presented.

(p)	Comparative figures

Certain of the prior years’ comparative figures have been restated to conform with the presentation adopted for the current year.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002
(Expressed in Canadian Dollars)

4.	Equipment

	December 31, 2004			December 31, 2003
		Accumulated	Net book		Accumulated	Net book
Equipment	Cost	depreciation	value	Cost	depreciation	value
Computer	$127,795	$127,795	$–	$127,795	$127,795	$–
Field	349,631	349,631	–	349,631	349,631	–
Office	300,678	300,678	–	300,678	300,678	–
	$778,104	$778,104	$–	$778,104	$778,104	$–

5.	Mineral property interests

	December 31	December 31
Mineral Property Acquisition Costs, net	2004	2003

Ivanhoe Property (note 5(a))	$3,945,348	$3,945,348
Burnstone Gold Property (note 5(b))	94,684,650	26,722,743
Casino Property (note 5(c))	1	1
Kirkland Lake Property (note 5(d))	1	1

	$98,630,000	$30,668,093

(a)	Ivanhoe Property
Elko County, Nevada, United States of America

	Years ended December 31
	2004	2003	2002
Ivanhoe Property
Balance, beginning of the period	$3,945,348	$3,945,348	$5,583,348
Incurred during the period	–	–	295,000
Estimated fair value of Hecla Warrants received	–	–	(1,933,000)
Balance, beginning and end of the period	3,945,348	3,945,348	3,945,348

Hecla Warrants
Balance, beginning of the period	–	1,933,000	–
Exercise of Hecla Warrants	–	(1,933,000)	–
Estimated fair value of Hecla Warrants received	–	–	1,933,000
Balance, end of the period	–	–	1,933,000

Ivanhoe Property	$3,945,348	$3,945,348	$5,878,348

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002
(Expressed in Canadian Dollars)

In 1997, the Company and an unrelated company acquired a 100% working interest in the Ivanhoe Property on the Carlin Trend in Nevada from Newmont Exploration Limited ("Newmont"). The Company earned a 75% interest in the Ivanhoe Property in consideration for payments totaling US$5 million. In 1999, the Company acquired the remaining 25% interest in the Ivanhoe Property from the unrelated party for consideration of 2,750,000 common shares of the Company and 250,000 warrants to purchase additional shares of the company at $2.00 per share.

As part of the acquisition agreement, Newmont agreed to manage and complete an approved mine closure plan of the 1.1 square mile area of former mining operations already funded by US$4.5 million. The agreement provided that overruns would be funded 33% by Newmont and 75% by the Company up to a total overrun of US$1.5 million, and thereafter 75% by Newmont and 25% by the Company. The Company paid US$77,725 over the period 2000 to 2004 as its share of the overruns and anticipates paying a further US$40,000 to December 31, 2005.

During 1998, the Company entered into an agreement for a group of claims that form part of the Ivanhoe Property. This agreement, with a term of up to four 20-year terms, provides for annual advance royalty payments of US$50,000 per year until 2017 and increases to US$55,000 per year from 2018 to 2037. The claims are subject to net smelter return royalties ranging from 2% to 5%.

In August 2002, the Company entered into Earn In and Joint Operating Agreements (the “Earn In Agreement”) with Hecla Ventures Corp. ("Hecla"), an affiliate of Hecla Mining Company. These agreements provide that Hecla would vest in a 50% working interest in the Hollister Development Block, which is a portion of the Ivanhoe Property, subject to a purchase royalty in favor of Great Basin, provided that Hecla funds a US$21.8 million two-stage advanced exploration and development program, or otherwise achieves commercial production, and issues 4 million Hecla Mining Company share purchase warrants (the "Hecla Warrants") to Great Basin. In 2002, 2 million share purchase warrants exercisable at US$3.73 per share were issued by Hecla to the Company. Using an option pricing model, the fair value of the issued Hecla Warrants on the agreement date was included in Mineral Property Interests and was estimated to be $1,933,000.

One million Hecla Warrants will be required to be issued upon Hecla proceeding to Stage 2 activities, and the remaining 1 million Hecla Warrants will be issuable upon the completion of Stage 2 and completion of the earn-in.

During 2003, the Hecla Warrants issued in 2002 were exercised into shares which were subsequently sold by the Company. The net proceeds of $6,312,426 received resulted in a gain of $4,379,426, which was reflected in the results of operations during 2003.

Concurrent with and in proportion to the Hecla Warrants, the Company agreed to issue 2 million share purchase warrants (the "Great Basin Warrants") to Hecla. In 2002, 1 million share purchase warrants exercisable at Cdn$1.55 per share expiring on August 2, 2004 were issued by the Company to Hecla (note 6(d)). The fair value of the issued Great Basin Warrants on the agreement date was estimated to be $295,000 and was included in the cost of the Ivanhoe Property. Of the Great Basin Warrants issued, 250,000 warrants were exercised in January 2004 and the balance expired unexercised. The remaining 1 million Great Basin Warrants will be required to be issued in two tranches of 500,000 warrants per tranche concurrent with the issuance of the Hecla Warrants.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002
(Expressed in Canadian Dollars)

Since 2002, Hecla performed engineering and permitting work in furtherance of an underground development program and obtained the necessary permits to complete the Stage 1 underground development, drilling, and pre-feasibility work. The program budget for Stage 1 is estimated in the Earn In Agreement to cost US$10.3 million, with work to be completed in the 12 months from when the permits were issued in May 2004. Hecla commenced physical work on the site in October 2004. To vest its 50% working interest, Hecla must, upon completion of Stage 1, elect to proceed to Stage 2 within 60 days. Following such an election, the Stage 2 program of US$11.5 million is expected to be completed over the ensuing 12 months and consists of underground production development and procurement of production equipment and surface facilities, with an overall goal to develop the Hollister Development Block to the point of commercial production. Under the Earn In Agreement, Hecla would be the operator of the Stage 1 and Stage 2 work programs, and would continue as the operator should a positive production decision be made.

The Earn In Agreement expires in August 2006. Hecla has stated that it interprets the program and budget and the Earn In Agreement differently than does the Company. The Company is of the position that Hecla has purported to amend the Earn In Agreement in a way that would combine, at least in part, the earn-in requirements of Stages 1 and 2. If accepted by the Company, such changes could result in an extended option period for Hecla to complete Stage 1 and corresponding uncertainty for the requirements, timing of and costs to complete Stage 2. The Company and Hecla have had discussions regarding these issues, but there has been no mutually-confirmed resolution. The Company is currently unable to predict whether these issues will result in a formal legal dispute, nor is it able to predict the outcome of any such dispute if initiated.

A sliding scale royalty on Hecla’s share of production is payable in cash or in kind by Hecla to Great Basin. At a cash operating profit per ounce of gold equivalent in the range of US$100-200 per ounce, the royalty is equal to US$50 per ounce. The royalty would become payable by Hecla once it has recovered 115% of its Stage 1 and 2 pre-production expenditures.

As at December 31, 2004 and 2003, the Company had posted US$53,800 in reclamation deposits with the Bureau of Land Management ("BLM") in respect of exploration drilling on certain areas of the Ivanhoe Property. These deposits will be released by the BLM upon the conclusion of the exploration and related reclamation programs on these areas.

In 2003, the Company entered into an agreement with Atna Resources Ltd. ("Atna") whereby the Company could acquire a 70% interest in Atna's Golden Cloud Property, located in Elko County, Nevada, by spending US$2.5 million on exploration and development over five years, making certain cash payments to Atna, and by assuming underlying option and property maintenance payments. During the year ended December 31, 2004, the Company chose not to continue further exploration work at the Golden Cloud Property and terminated the option.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002
(Expressed in Canadian Dollars)

(b)	Burnstone Gold Property
Republic of South Africa

	Years ended December 31
	2004	2003	2002

Balance, beginning of the year	$26,722,743	$1	$–
Amount capitalized on signing of agreement	–	–	1
Tranche One:
Issuance of 10 million common shares at $1.38	–	13,800,000	–
Issuance of 5 million share purchase warrants	–	2,200,000	–
Cash (US$2 million)	–	2,768,990	–
Finder's fees	–	1,258,154	–

Tranche Two:
Issuance of 11 million common shares at $2.98	32,780,000	–	–
Issuance of 5.5 million share purchase warrants	11,360,000	–	–
Finder's fees	125,040	–	–
Future income tax provision	23,696,867	–	–

Mineral rights acquired from GFL and Randex
Cash (35 million South African rand)	–	6,695,598	–

Balance, end of year	$94,684,650	$26,722,743	$1

In November 2002, the Company entered into an option agreement (the "Option Agreement") with a private South African company, Southgold Exploration (Proprietary) Limited ("Southgold"), and its shareholders, to acquire on a staged basis up to 100% of Southgold. Southgold has the right to acquire an 100% interest in the Burnstone Gold Property covering approximately 265 square kilometers of the Witwatersrand goldfield in the Republic of South Africa, subject to a statutory requirement that a percentage of its equity or of the property be owned by Historically Disadvantaged South Africans ("HDSA"). In terms of South African mineral legislation, Southgold must achieve an HDSA ownership target of 15% by April 2009 and 26% by April 2014.

Prior to November 2002, Southgold had entered into a joint venture agreement with Tranter Investments (Proprietary) Limited ("Tranter"), an HDSA partner, whereby Tranter was granted an option, exercisable on completion of a bankable feasibility study, to acquire a 20% participating joint venture interest in the Burnstone project by repaying to Southgold's then-shareholders 20% of historic costs to that exercise date. Under the Option Agreement, the amount paid by Tranter for its 20% share would be paid to the former Southgold shareholders. Tranter would thereafter maintain its 20% participating joint venture interest by funding its pro-rata share of all development, construction and property costs after the completion of a bankable feasibility study. The joint venture agreement was subject to the satisfaction of certain conditions which were not timely met. Great Basin has indicated to Tranter its preparedness to consider a request from Tranter to extend or modify the agreement on mutually acceptable terms and conditions.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002
(Expressed in Canadian Dollars)

Upon signing the Option Agreement in November 2002, the Company paid US$1.25 million ($2,007,561) for the right to acquire the option and to explore the Burnstone gold property, and also agreed to conduct a US$1.5 million work program prior to April 30, 2003 (which was undertaken and completed). Pursuant to the Option Agreement, the Company then had the option to purchase Southgold by making cash and Great Basin common share and share purchase warrant payments to Southgold’s shareholders in two staged tranches.

The mineral rights acquired from GFL and Randex (see (iii) below) constitute approximately 36% of the property under option. The remaining mineral rights are held under option with "old order" mineral right holders. The Company is in the process of converting the "old order" rights to "new order" rights. In the event that all mineral right options are exercised and the options are exercised at the end of each contract, the maximum cost to the Company would be approximately ZAR 81 million.

(i)	Tranche One of the Southgold Option Agreement

On April 30, 2003, the Company exercised tranche one of the Option Agreement and acquired the right to 49% of the outstanding common shares of Southgold for payments totalling US$2 million ($2,768,990) cash and the issuance of 10 million Great Basin common shares and 5 million Great Basin share purchase warrants. The shares were valued at their quoted market value and the warrants were valued at their estimated fair value. A finder’s fee, to a maximum of US$1 million, was payable as the Company acquired Southgold and made expenditures on the Burnstone Gold Property. This finder's fee totalling $1,258,154 was paid in 2003 and was included in acquisition costs.

The warrants were exercisable at US$0.75 for one year from the date of issuance and were subject to an accelerated expiry provision under certain circumstances. The warrants were exercised during 2003 by Southgold’s shareholders.

(ii)	Tranche Two of the Southgold Option Agreement

On January 31, 2004, the Company exercised tranche two of the Option Agreement and issued 11 million common shares and 5.5 million share purchase warrants to acquire the remaining 51% of the shares of Southgold. The shares were valued at their quoted market value and the warrants were valued at their estimated fair value. All Great Basin shares issued to Southgold shareholders are subject to a voting trust agreement, pursuant to which the holders have undertaken to vote with Great Basin management for a period of five years. Additional shares may become issuable by Great Basin to Southgold’s former shareholders depending on certain outcomes with respect to the Bankable Feasibility Study, such as the quantity of gold reserves (to a maximum of 1.5 million shares), gold production costs (to a maximum of 0.5 million shares), and the actual cost of the study (to a maximum of 7.5 million shares).

The warrants were exercisable at US$0.75 for one year from the date of issuance and were subject to an accelerated expiry provision under certain circumstances. Subsequent to December 31, 2004, the 5.5 million share purchase warrants issued pursuant to this tranche were exercised by the warrant holders, for proceeds of approximately US$4.1 million.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002
(Expressed in Canadian Dollars)

As Southgold had no material assets or liabilities other than its interest in the Burnstone Gold Property, the consideration given for the shares of Southgold, including the future income tax effects, was allocated to mineral property acquisition costs.

The fair values of the share purchase warrants were estimated on the date of the exercise of each tranche using a Black-Scholes option pricing model with the following assumptions:

	Tranche two	Tranche one
	January 31, 2004	April 30, 2003
Risk free interest rate	3%	3%
Expected life	1.0 years	1.0 years
Expected volatility	78%	85%
Expected dividends	nil	nil
Exercise price	US$0.75	US$0.75
Market price	C$2.98	C$1.38

(iii)	Acquisition costs of mineral rights from GFL and Randex

On October 10, 2003, pursuant to a Prospecting Agreement between GFL Mining Services Limited ("GFL"), Randex Limited ("Randex"), and Southgold, Southgold elected to purchase certain mineral rights held by GFL and Randex totaling 11,563 hectares within the Burnstone Property which were not covered under Southgold's then-existing rights, for 35 million South African Rand ("ZAR") ($6,695,598). The Company funded Southgold's purchase of these rights by way of a cash payment. Additional consideration for the purchase of these mineral rights consists of a net smelter royalty, ranging from 1% to 2% (tiered to the gold price), and payable to GFL. Current South African legislation abolishes private mineral title and, possibly, private royalties, and replaces them with a system vesting mineral tenure in the state. Under the Prospecting Agreement, in the event of a change in the mineral rights regime in South Africa, the parties have agreed to negotiate amendments to the Prospecting Agreement, if possible without causing undue hardship to each of the parties.

(iv)	Puma Option

Puma Gold (Proprietary) Limited ("Puma") is a private South African company which holds prospecting and option contracts over four portions of the farm Doornhoek 577 IR located on the eastern edge of the Burnstone Property, of which one portion was dropped by the Company in October 2004. These options give Puma the right to explore and acquire certain mineral rights on this farm. Pursuant to the Option Agreement, the Company agreed to fund 1,500 meters of exploration drilling and related assaying work and other direct exploration costs totaling US$100,000 ($120,000) on this property. To December 31, 2004, the exploration spending and drilling commitments had been met.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002
(Expressed in Canadian Dollars)

Upon completion of the required exploration work, the Company may acquire 100% of the shares of Puma by paying US$2 per proven, probable, and indicated ounce of gold (adjusted for mining and geological dilution) determined in a bankable feasibility study, to a maximum of US$500,000.

(c)	Casino Property
Whitehorse Mining District, Yukon, Canada

The Company owns a group of 161 mineral claims, some of which are subject to a 5% net profits from production royalty. During May 2000, the Company granted an option whereby Wildrose Resources Ltd., the optionee, could earn the right to purchase 55 claims for $1 on the 20th anniversary of the option agreement. As consideration, the optionee agreed to incur all annual filing fees and assessment work on the 55 claims under option and 83 other claims. Alternatively, the optionee may purchase the 55 claims for a one time payment of $200,000 without further obligation in respect of the Company’s 83 claims. Should the optionee acquire the 55 claims, the optionee would be subject to a further 5% net profits interest, payable to the Company.

During fiscal 2001, the $5.5 million of acquisition costs associated with the Casino Property were written down to a nominal amount.

On July 15, 2002, the Company agreed to option the Casino Property (the "Property") to CRS Copper Resources Ltd. ("CRS"), subject to existing net profits royalty agreements and the Wildrose option agreement on a portion of the Casino property. Under the terms of the agreement, Great Basin granted CRS an option (the "Option") to purchase 100% of Great Basin’s interest in the claims and interests comprising the Property for $1,000,000, plus applicable taxes, payable at the option of CRS in cash or CRS common shares, provided that CRS shares are listed on a recognized stock exchange and have certain minimum trading volumes.

The Option may be exercised at any time from the date of the agreement to July 15, 2007, subject to written notice and confirmation that the terms of the Option have been met. CRS was required to make interim option payments to Great Basin at the time that CRS is listed on a stock exchange, of warrants to purchase 100,000 shares for a period of two years at an exercise price which reflects the maximum discount for the prevailing CRS market price permitted by the policies of the relevant stock exchange. CRS would issue further warrants on each anniversary date thereafter to a maximum of warrants to purchase 300,000 CRS shares.

In June 2003, CRS listed on the TSX Venture Exchange under the name Lumina Copper Corp. ("Lumina") and accordingly, the Company received warrants to purchase 100,000 shares at an exercise price of $1.80 until May 23, 2005. These warrants were exercised by the Company in October 2003 and the related shares were then sold. In May 2004, the Company received warrants to purchase 100,000 shares at an exercise price of $5.80 until May 21, 2006. These warrants were recorded as investments with an estimated fair value of $271,000 (using a volatility of 85%, risk free interest rate of 3%, dividends of nil, and an expected life of 2 years), with an offset to exploration expenses. Subsequent to December 31, 2004, these warrants were exercised by the Company and the related shares were sold.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002
(Expressed in Canadian Dollars)

Subsequent to December 31, 2004, the Company received from Lumina a further 100,000 warrants to purchase 100,000 shares at an exercise price of $9.22 until March 14, 2007.

Lumina has the right to conduct exploration work on or in respect of the Property at its cost, or to make payments in lieu to keep the Property in good standing during the period of the Option. If Lumina elects to terminate the agreement without exercising the Option or allows it to lapse, Lumina must pay to Great Basin a "break fee" of $25,000, plus applicable taxes. If the Option is not exercised and is terminated, Lumina is required to pay Property holding costs for a minimum period of two years from the effective date of termination.

In the event the Option is exercised and a decision is made to put the Property into commercial production, Lumina agreed to pay Great Basin $1 million, plus applicable taxes, in cash within 30 days of that decision.

(d)	Kirkland Lake Property
Ontario, Canada

In 1992, the future economic benefit of the Kirkland Lake property became uncertain, and while the property was not abandoned, there were no plans or financial resources to make further significant expenditures on the property. Accordingly, the property was written down to $1.

The Company continues to maintain the property in good standing.

6.	Share capital

(a)	Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

At the Annual and Extraordinary General Meeting of Shareholders held on June 22, 2004, shareholders approved the increase in authorized share capital from 200,000,000 common shares to an unlimited number of common shares.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002
(Expressed in Canadian Dollars)

(b)	Issued and outstanding common shares

	Number of
	Shares	Amount
Balance, December 31, 2001	38,182,137	$55,953,415
Share purchase options exercised (note 6(c))	179,900	156,018
Share purchase warrants exercised (note 6(e))	2,007,000	2,007,000
Agent's share purchase options exercised (note 6(e))	500,000	500,000
Agent's share purchase warrants exercised (note 6(e))	250,000	250,000
Private placement, May 2002, net of issue costs (note 6(f))	5,616,612	7,700,570
Private placement, August 2002, net of issue costs (note 6(g))	125,715	190,815
Balance, December 31, 2002	46,861,364	66,757,818
Share purchase options exercised (note 6(c))	3,636,600	5,204,175
Fair value of stock options allocated to shares issued on exercise	–	430,000
Share purchase warrants exercised (note 6(d))	6,541,943	9,883,994
Private placement, January 2003, net of issue costs (note 6(h))	5,600,000	9,416,731
Shares issued for Burnstone Gold Property,
May 2003 (note 5(b))	10,000,000	13,800,000
Balance, December 31, 2003	72,639,907	105,492,718
Fair value of stock options allocated to shares issued on exercise	–	239,915
Share purchase options exercised (note 6(c))	835,700	969,580
Share purchase warrants exercised (note 6(d))	2,137,772	3,859,240
Shares issued for Burnstone Gold Property, January 2004
(note 5(b))	11,000,000	32,780,000
Balance, December 31, 2004	86,613,379	$143,341,453

(c)	Share option plan

The Company has a share option plan approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its directors, employees, officers, and consultants to acquire up to 14,600,000 common shares. As at December 31, 2004, 7,735,300 of these options were outstanding, 4,671,200 had been exercised, and 2,193,500 remained available to grant. The exercise price of each option is set by the Board of Directors at the time of grant but cannot be less than the market price (less permissible discounts) on The Toronto Stock Exchange. Options have a maximum term of ten years and terminate 30 days following the termination of the optionee’s employment or term of engagement, except in the case of retirement or death. Vesting of options is made at the discretion of the Board of Directors at the time the options are granted.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002
(Expressed in Canadian Dollars)

The continuity of share purchase options is as follows:

			Contractual
	Weighted		weighted
	average		average
	exercise	Number of	remaining life
	price	options	(years)
Balance, December 31, 2001	$ 0.95	2,711,900	3.74
Granted	$ 1.44	4,174,800
Exercised	$ 0.87	(179,900)
Expired or cancelled	$ 1.68	(56,700)
Balance, December 31, 2002	$ 1.24	6,650,100	2.38
Granted	$ 1.83	2,667,500
Exercised	$ 1.43	(3,636,600)
Balance, December 31, 2003	$ 1.39	5,681,000	2.20
Granted	$ 1.68	2,960,000
Exercised	$ 1.16	(835,700)
Cancelled	$ 2.61	(70,000)
Balance, December 31, 2004	$ 1.52	7,735,300	2.07

The exercise prices of all share purchase options granted during each year were equal to the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted during 2004 and 2003, and the estimated fair value of options granted to non-employees during 2002, which have been reflected in the consolidated statements of operations, is as follows:

	Year ended December 31
	2004	2003	2002
Exploration
Engineering	$257,905	$135,770	$7,347
Environmental, socioeconomic and land	38,384	116,913	20,210
Geological	457,777	533,550	107,191
	754,066	786,233	134,748
Operations and administration	1,719,288	1,345,506	239,879
Total compensation cost recognized in operations,
credited to contributed surplus	$2,473,354	$2,131,739	$374,627

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002
(Expressed in Canadian Dollars)

Had the Company used the fair value method during the year ended December 31, 2002 to determine compensation cost for directors, officers and employees, the Company's loss, and basic and diluted loss per share would have been as follows:

		Basic and
		diluted loss per
2002	Loss	share
As reported	$(5,519,089)	$(0.13)
Estimated fair value of stock-based compensation to
directors, officers and employees	(1,204,907)	(0.03)
Pro-forma	$(6,723,996)	$(0.16)

The weighted-average assumptions used to estimate the fair value of options granted during the respective years were as follows:

	2004	2003	2002
Risk free interest rate	3%	3%	3%
Expected life	2.6 years	2.2 years	2.1 years
Expected volatility	64%	85%	50%
Expected dividends	nil	nil	nil
Weighted average grant date fair
value of options	$0.83	$0.82	$0.41

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002
(Expressed in Canadian Dollars)

Options outstanding at December 31, 2004 are as follows:

		Number of	Number of
	Exercise	options	options
Expiry date	price	outstanding	exercisable
January 31, 2005	$ 1.80	241,300	241,300
July 29, 2005	$ 1.32	300,000	300,000
July 29, 2005	$ 1.50	750,000	750,000
July 29, 2005	$ 1.70	15,000	15,000
September 8, 2005	$ 1.97	100,000	100,000
November 30, 2005	$ 2.50	670,000	670,000
November 30, 2005	$ 2.69	55,000	55,000
November 30, 2005	$ 2.76	100,000	100,000
January 10, 2006	$ 0.96	1,572,000	1,572,000
November 30, 2005	$ 1.59	180,000	110,000
November 30, 2005	$ 1.75	460,000	360,000
November 30, 2005	$ 1.62	120,000	–
December 20, 2007	$ 1.17	1,072,000	1,072,000
December 19, 2008	$ 1.62	2,100,000	2,100,000
Total		7,735,300	7,445,300

Average option price		$1.52

(d)	Share purchase warrants

The continuity of the number of share purchase warrants is:

Financial statement
note reference	6(e)	6(f)	5(a)	6(g)	5(b)(i)	5(b)(ii)
Expiry date	June 3,	Dec. 27,	August 2,	Jan. 30,	April 30,	Jan. 31,
	2003	2003	2004	2004	2004	2005
Exercise price	$1.65	$1.85	$1.55	$1.80	US $0.75	US $0.75	TOTAL
Balance, Dec. 31, 2002	5,616,612	125,715	1,000,000	–	–	–	6,742,327
Issued	–	–	–	3,304,000	5,000,000	–	8,304,000
Exercised	–	(125,715)	–	(1,416,228)	(5,000,000)	–	(6,541,943)
Expired	(5,616,612)	–	–	–	–	–	(5,616,612)
Balance, Dec. 31, 2003	–	–	1,000,000	1,887,772	–	–	2,887,772
Issued	–	–	–	–	–	5,500,000	5,500,000
Exercised	–	–	(250,000)	(1,887,772)	–	–	(2,137,772)
Expired	–	–	(750,000)	–	–	–	(750,000)
Balance, Dec. 31, 2004	–	–	–	–	–	5,500,000	5,500,000

Subsequent to December 31, 2004, the 5,500,000 outstanding warrants were exercised.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002
(Expressed in Canadian Dollars)

The continuity of warrants on the consolidated balance sheets is as follows:

Warrants, December 31, 2002	$295,000
Changes during 2003
Warrants issued for Burnstone Gold Property (note 5(b)(i))	2,200,000
Exercised during 2003, credited to share capital	(2,200,000)
Balance, December 31, 2003	295,000
Changes during 2004:
Exercised during 2004, credited to share capital	(73,750)
Expired during 2004, credited to contributed surplus	(221,250)
Warrants issued for Burnstone Gold Property (note 5(b)(ii))	11,360,000
Balance, December 31, 2004	$11,360,000

(e)	Private placement financing, May 2002

On May 23, 2002, the Company entered into a financing agreement with LOM to raise up to $7.8 million by way of a private placement. The placement, which closed on June 3, 2002, consisted of 5,207,233 units at a price of $1.50 per unit. A further 409,379 units of Great Basin were issued as a commission pursuant to this private placement, for a total issuance of 5,616,612 units. Each unit was comprised of one common share and a common share purchase warrant exercisable to purchase an additional share at $1.65 until June 3, 2003. These warrants expired unexercised.

(f)	Private placement financing, August 2002

On August 27, 2002, the Company completed a private placement financing of 125,715 units at a price of $1.65 per unit. Each unit was comprised of one common share and a common share purchase warrant exercisable at $1.85 until December 27, 2003. All these warrants were exercised during the year ended December 31, 2003.

(g)	Private placement financing, January 2003

On January 30, 2003, the Company completed a private placement financing of 5,600,000 units at a price of $1.80 per unit. Each unit was comprised of one common share and one half of a common share purchase warrant. Each common share purchase warrant was exercisable into one common share at $1.80 per common share until January 30, 2004.

In connection with the private placement, the Company granted to the agents an Option to purchase 336,000 units at $1.80 per unit until January 30, 2004. Upon exercise of the Option, the agents were issued a total of 336,000 common shares, and warrants to purchase an additional 168,000 common shares. All of these warrants had been exercised by January 2004.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002
(Expressed in Canadian Dollars)

(h)	Contributed surplus

The continuity of contributed surplus on the consolidated balance sheet is as follows:

Balance, December 31, 2001	$–
Changes during 2002:
Non-cash stock-based compensation to non-employees (note 6(c))	374,627
Balance, December 31, 2002	374,627
Changes during 2003:
Non-cash stock-based compensation (note 6(c))	2,131,739
Share purchase options exercised, credited to share capital	(430,000)
Balance, December 31, 2003	2,076,366
Changes during 2004:
Warrants expired unexercised	221,250
Non-cash stock-based compensation (note 6(c))	2,473,354
Share purchase options exercised, credited to share capital	(239,915)
Balance, December 31, 2004	$4,531,055

The components of contributed surplus are:

	December 31	December 31
	2004	2003
Fair value of warrants issued which expired unexercised	$221,250	$–
Accumulated stock-based compensation	4,979,720	2,506,366
Share purchase options exercised, credited to share capital	(669,915)	(430,000)
Contributed surplus	$4,531,055	$2,076,366

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002
(Expressed in Canadian Dollars)

7.	Related party balances and transactions

Related party balances receivable (payable)		December 31	December 31
		2004	2003
Hunter Dickinson Inc. (a)		$4,350	$(456,369)
Hunter Dickinson Group Inc. (a)		(3,424)	(4,879)

Reimbursement for third party expenses and
services rendered	Year ended December 31
	2004	2003	2002
Hunter Dickinson Inc. (a)	$1,002,431	$1,411,849	$463,382
Hunter Dickinson Group Inc. (a)	12,800	22,320	17,735
CEC Engineering Ltd. (b)	102,372	118,987	89,508

Related party balances receivable (payable), which are non-interest bearing and are due on demand, are included in accounts receivable (accounts payable) on the consolidated balance sheets. Related party balances receivable arise from advances by the Company for normal course in-progress and near-term planned exploration and other work on the mineral properties.

(a)
Hunter Dickinson Inc. and Hunter Dickinson Group Inc. are private companies with certain directors in common with the Company, that provide technical, geological, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company on a full cost recovery basis.

(b)
During the year ended December 31, 2004, the Company paid $102,372 to CEC Engineering Ltd., a private company owned by a director of the Company, for engineering and project management services at market rates.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002
(Expressed in Canadian Dollars)

8.	Income taxes

Substantially all of the difference between the actual income tax recovery of $1,924,867 (2003 – $nil) and the expected income tax recovery based on statutory tax rates relates to the benefit of losses not recognized.

As at December 31, 2004 the tax effect of the significant components within the Company’s future tax asset (liability) were as follows:

	December 31	December 31
	2004	2003
Future income tax assets
Mineral properties	$2,763,000	$6,686,000
Loss carry forwards	7,773,000	8,437,000
Equipment	81,000	88,000
Subtotal	10,617,000	15,211,000
Valuation allowance	(10,617,000)	(13,870,000)
Net future income tax asset	–	1,341,000
Future income tax liability
Mineral properties	(18,997,000)	(1,341,000)
Net future income tax asset (liability)	$(18,997,000)	$–

At December 31, 2004, the Company had available losses for income tax purposes in Canada totaling approximately $5.5 million (2003 - $6.9 million), expiring in various years from 2005 to 2011. The Company has available resource tax pools in Canada of approximately $7.4 million (2003 - $7.4 million), which may be carried forward and utilized to reduce future taxes related to resource income. Included in these resource tax pools is $2.9 million (2003 - $2.9 million) which is successored, and consequently can only be utilized from taxable income from specific mineral properties.

At December 31, 2004, the Company had net operating loss carry forwards for United States income tax purposes of approximately US$14.2 million (2003 - US$13.6 million) which, if not utilized to reduce United States taxable income in future periods, expire through the year 2022. These available tax losses may only be applied to offset future taxable income from the Company’s current United States subsidiaries. In addition, the Company has available resource tax pools in the United States of approximately US$3.6 million (2003 - US$3.6 million).

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002
(Expressed in Canadian Dollars)

9.	Segment disclosure

The Company considers itself to operate in a single reportable operating segment, the exploration and development of mineral properties. Geographic information is as follows:

Assets	December 31 2004	December 31 2003
Canada
Assets other than mineral property interests	$16,918,017	$21,211,606
Mineral property interests	2	2

United States
Assets other than mineral property interests	130,937	88,313
Mineral property interests	3,945,348	3,945,348

Republic of South Africa
Assets other than mineral property interests	854,935	833,200
Mineral property interests	94,684,650	26,722,743

Total assets	$116,533,889	$52,801,212

10.	Differences between Canadian and United States generally accepted accounting principles

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). A description of United States generally accepted accounting principles ("US GAAP") and rules prescribed by the United States Securities and Exchange Commission ("SEC") that result in material measurement differences from Canadian GAAP follows:

(a)
United States Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation", requires that stock-based compensation be accounted for based on a fair value methodology, although in certain instances it allows the effects to be disclosed in the notes to the financial statements rather than in the statement of operations. SFAS 123 also allows an entity to continue to measure compensation costs for stock-based compensation plans using the intrinsic value based method of accounting as prescribed by APB Opinion No. 25 ("APB 25"). To December 31, 2002, the Company had elected to measure compensation cost for its plans using APB 25 for US GAAP purposes. As a result of changes to Canadian GAAP for the year ended December 31, 2002, there were no material differences in the treatment by the Company with respect to stock based compensation under US and Canadian GAAP for the year ended December 31, 2002.

United States Statement of Financial Accounting Standards 148 ("SFAS 148"), "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123", permits a company to adopt a fair value methodology on a prospective basis. Effective January 1, 2003, for US GAAP purposes, the Company prospectively adopted the fair value method of accounting for stock-based compensation, a treatment consistent with the accounting treatment used for Canadian GAAP.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002
(Expressed in Canadian Dollars)

For the years ended December 31, 2004, 2003, and 2002 there were no differences in stock-based compensation expense in respect of non-employee share options which would be required to be charged to operations under US GAAP, and therefore no differences exist. However, for US GAAP purposes stock-based compensation expense would be allocated based on the nature of the services provided.

(b)
US GAAP requires investments in available-for-sale securities to be recorded at fair value in accordance with SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). Unrealized gains and losses are recorded in a separate component of shareholders' equity with the year-over-year change recorded as other comprehensive income (loss), except for declines in fair value that are determined to be other than temporary. These declines in value are charged to the statement of operations, which is similar to Canadian GAAP.

US GAAP requires a company to present comprehensive income (loss) in accordance with SFAS 130, "Reporting Comprehensive Income", which establishes standards for reporting and display of comprehensive income (loss), its components and accumulated balances. Comprehensive income (loss) comprises net income (loss) and all changes to shareholders’ equity except those resulting from investments by owners and distributions to owners.

Under US GAAP, the Hecla Warrants (note 5(a)) would be considered derivative financial instruments and would be accounted for under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), until they are exercised. Once exercised, the shares of Hecla Mining Company received would be considered an available-for-sale security and would be accounted for under SFAS 115. SFAS 133 requires that all derivative financial instruments be recognized in the financial statements and measured at fair value. Changes in the fair value of a derivative financial instrument are charged to operations if the instrument does not qualify as a hedge, or other comprehensive income, a separate component of shareholders' equity, if it does qualify as a hedge.

Under US GAAP, the Lumina warrants (note 5(c)) would also be considered derivative financial instruments and would be accounted for under SFAS 133 until they were exercised. Once exercised, the shares of Lumina Copper Corp. received would be considered an available-for-sale security and would be accounted for under SFAS 115. At December 31, 2004, the fair value of the Lumina warrants was estimated to be $226,000, and consequently, a charge of $45,000 was recorded to operations as a mark-to-market adjustment.

In April 2005, subsequent to the Company's year end, the Canadian Institute of Chartered Accountants ("CICA") issued new and amended accounting standards for recognition, measurement and disclosure of financial instruments, hedges and comprehensive income. One of the new standards requires companies to present comprehensive income and its components, as well as net income, in their financial statements. The new standards are effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. Consequently, under Canadian GAAP, the Company is not permitted to report comprehensive income for any of the periods presented.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002
(Expressed in Canadian Dollars)

(c)
United States Statement of Financial Accounting Standards No. 143 ("SFAS 143"), "Accounting for Asset Retirement Obligation", requires a company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The company also records a corresponding asset which is amortized over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying the obligation (asset retirement cost).

The Company has adopted SFAS 143 effective January 1, 2003 and has determined there is no material difference between Canadian GAAP and US GAAP as (i) the Company’s Ivanhoe property’s reclamation obligation is similar to amounts accrued under Canadian GAAP, (ii) the Burnstone Gold property and Casino property have indeterminable asset retirement obligations due to the exploration stage of such mineral properties, and (iii) no significant disturbance has occurred the Kirkland Lake property.

(d)
In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS 144 also broadens the definition of discontinued operations to include all distinguishable components of an entity that will be eliminated from ongoing operations. The Company adopted SFAS 144 on January 1, 2003, on a prospective basis, and there are no material differences between the treatment under Canadian and US GAAP.

(e)
Pursuant to US GAAP, the Company would be considered a development stage company as the Company is devoting efforts to establishing commercially viable mineral properties. However, the identification of the Company as such for accounting purposes does not impact the measurement principles applied in these consolidated financial statements.

(f)	Impact of recent United States accounting pronouncements:

	(i)	During 2004, the FASB issued revised SFAS 123R "Share-Based Payment". This amended statement eliminates the alternative to use the intrinsic value method of

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002
(Expressed in Canadian Dollars)

accounting pursuant to APB 25 as was provided in the original SFAS 123. Accordingly, public entities are required to use the fair value of method of accounting for stock-based compensation and other share-based payments. This amended statement was early adopted by the Company by adopting the transitional provisions of SFAS 148 in fiscal 2003. Adoption of this amended US standard does not result in a significant difference between Canadian GAAP and US GAAP.

(ii)
During 2004, FASB issued Statement of Financial Accounting Standards No. 153 "Exchanges of Nonmonetary Assets", which amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. Adoption of this standard is not expected to have a material effect on the Company’s consolidated financial statements.

(iii)
At December 31, 2004, for US GAAP purposes, the Company adopted FASB Interpretation No. 46R, "Consolidation of Variable Interest Entities" ("FIN 46R"). Pursuant to FIN 46R, under US GAAP the Company is required to consolidate variable interest entities ("VIEs"), where it is the entity’s Primary Beneficiary. VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Primary Beneficiary is the party that has exposure to a majority of the expected losses and/or expected residual returns of the VIE. To December 31, 2004, there has been no impact on the Company's consolidated financial statements from the adoption of FIN 46R.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002
(Expressed in Canadian Dollars)

The effect of the above differences between Canadian GAAP and US GAAP on the Company's consolidated balance sheets and consolidated statements of operations and deficit is summarized as follows:

	As at	As at
	December 31,	December 31,
Consolidated Balance Sheets	2004	2003

Total Assets
Total Assets under Canadian GAAP	$116,533,889	$52,801,212
Adjustments under US GAAP
Mark-to-market adjustment on warrants	(45,000)	–
Total assets under US GAAP	$116,488,889	$52,801,212

Total liabilities under Canadian and US GAAP	$19,749,166	$818,176

Share capital and contributed surplus under Canadian GAAP	$147,872,508	$107,864,084
Adjustments under US GAAP:
Stock-based compensation (a)	2,658,000	2,658,000
Share capital and contributed surplus under US GAAP	$150,530,508	$110,522,084

Deficit under Canadian GAAP	$(62,447,785)	$(55,881,048)
Adjustments under US GAAP:
Stock-based compensation (a)	(2,658,000)	(2,658,000)
Mark-to-market adjustment on warrants (b)	(45,000)	727,000
Reduction of gain on sale of investments due to prior year
mark-to-market adjustment (b)	–	(727,000)
Deficit under US GAAP	$(65,150,785)	$(58,539,048)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
Consolidated Statements of Operations	2004	2003	2002
Loss for the year under Canadian GAAP	$6,566,737	$7,496,507	$5,519,089
Adjustments under US GAAP:
Mark-to-market adjustment on warrants (b)	45,000	–	(727,000)
Reduction of gain on sale of investments due to
prior year mark-to-market adjustment (b)	–	727,000	–
Loss for the year under US GAAP	$6,611,737	$8,223,507	$4,792,089

Basic and diluted loss per share for the year under
US GAAP	$0.08	$0.14	$0.11

There are no material differences between Canadian GAAP and US GAAP in the consolidated statements of cash flows for the years ended December 31, 2004, 2003, and 2002.